

April 18, 2016

Mail Stop 3561

<u>Via E-mail</u>
Ann Anderson
Chief Executive Officer
GreenKissNY Inc.
75 South Broadway
White Plains, NY 10601

> **Re: GreenKissNY Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed April 08, 2016**
> **File No. 024-10541**

Dear Ms. Anderson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2016 letter.

General

1. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.

Dilution, page 13

2. Please update your dilution table based on the most recent financial statements included in your filing.

Financial Statements for the Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies, page F-7

Income Taxes, page F-8

3. We note you have included policy disclosures related to your income taxes however you do not provide additional balance sheet and income statement disclosures regarding your income taxes as required by FASB ASC 740-10-50. For example, we note you have not provided disclosure of your deferred tax assets and liabilities, the total valuation allowance and movements in the valuation allowance in the period, net operating loss carryforwards or a reconciliation of your tax expense to the statutory tax rate. Please provide the relevant disclosures in ASC 740-10-50 in your next amendment or tell us why they do not apply to you.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: David Feldman, Esq.
        Duane Morris